UNITED  STATES
                   SECURITIES  AND  EXCHANGE  COMMISSION
                         Washington,  D.C.  20549

                              SCHEDULE  13D

                 Under  the  Securities  Exchange  Act  of  1934

                   ONTUS  TELECOMMUNICATIONS  CORPORORATION
            --------------------------------------------------
            (Exact  Name  of  Issuer  as  Specified  in  its  Charter)

                              COMMON  STOCK
                   ------------------------------
                   (Title  of  Class  of  Securities)

                               68339C  10-2
                         ---------------------
                             (CUSIP  Number)

              Berkshire  (Biotechnology)  Holding  Corporation
                          20509  Meeting  Street
                        Boca  Raton  Florida  33434
                          Phone:  561-558-9599
---------------------------------------------------------------------------
(Name,  Address  and  Telephone  Number  of Person Authorized to Receive Notices
                           and  Communications)


                            September  10,  2004
       ---------------------------------------------------------
       (Date  of  Event  which  Requires  Filing  of  this  Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE  13D

CUSIP  No.  68339C  10-2
          -----------

-------------------------------------------------------------------------
1     NAMES  OF  REPORTING  PERSONS
      I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (entities  only).

      Berkshire  (Biotechnology)  Holding  Corporation  (Texas)
-------------------------------------------------------------------------
2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
-------------------------------------------------------------------------
3     SEC  USE  ONLY
-------------------------------------------------------------------------
4     SOURCE  OF  FUNDS*

      Corporate  Investment
-------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
-------------------------------------------------------------------------
6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      Texas,  U.S.A.
-------------------------------------------------------------------------
                 7     SOLE  VOTING  POWER

NUMBER                 NUMBER  OF  SHARES         30,000,000
OF               --------------------------------------------------------
SHARES           8     SHARED  VOTING  POWER
BENEFICIALLY
OWNED                  N/A
                --------------------------------------------------------
                 9     SOLE  DISPOSITIVE  POWER

                       30,000,000
                ---------------------------------------------------------
                10     SHARED  DISPOSITIVE  POWER

                       N/A
-------------------------------------------------------------------------
11    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

      30,000,000  shares  of  common  stock
-------------------------------------------------------------------------
12    CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES CERTAIN
      SHARES*
      [  ]
-------------------------------------------------------------------------
13    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      26.3450
-------------------------------------------------------------------------
14    TYPE  OF  REPORTING  PERSON*

      CO
-------------------------------------------------------------------------

Item  1.  Security  and  Issuer.

ONTUS  TELECOMUNICATIONS  CORP  ("ONTUS")
One  World  Trade  Center  121  SW  Salmon  St.,
Suite  1020  Portland,  OR  97204.

Paul  R.  Peterson
CEO,  Director  and  Secretary

Kenneth  F.  MacDonald
President,  Director  and  Treasurer

David  B  Hoffman
Director


Item  2.  Identity  and  Background

(a)  Berkshire  Biotechnology  Holding  Corporation  (Texas)

(b)  20509  Meeting  Street,  Boca  Raton,  Florida  33434

(c)  Paul  Taylor
     Director

(d)  No  Convictions

(e)  No  Proceedings

(f)  Texas  Corporation


Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

N/A

Item  4.  Purpose  of  Transaction.

Merger

Item  5.  Interest  in  Securities  of  the  Issuer

Purchase  of  30,000,000  Common  shares

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

26.3450%
Equity  Position
Berkshire  Biotechnology  Holding  Corporation  (Texas)
Paul  Taylor
Managing  Director

Item  7.  Material  to  be  Filed  as  Exhibits.

Exhibit No.   Description

10.1 Plan of Reorganisation and Acquisition between Filer and Ontus Telecommunications Corp. dated September 1, 2004


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date:  September  9,  2004

                                       By:  /s/  Paul  Taylor
                                          ----------------
                                       Name:   Paul  Taylor